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ashaw@sidley.com 312-853-7324	FOUNDED 1866

September 9, 2011

VIA EDGAR & E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel L. Gordon

Re:	American Bar Association Members / Northern Trust Collective Trust

Form 10-K for the year ended December 31, 2010, filed on March 18, 2011

File No. 033-50080

Ladies and Gentlemen:

On behalf of the American Bar Association Members / Northern Trust Collective Trust (the “Collective Trust”), we are writing with the Collective Trust’s responses to the comments contained in the staff’s comment letter dated August 29, 2011 (the “Comment Letter”) with respect to the Collective Trust’s Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) and Form 10-Q for the periods ended March 31, 2011 and June 30, 2011. The terms used herein but not defined shall have the meanings assigned to such terms in the Form 10-K.

For the convenience of the staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Collective Trust.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 9A – Controls and Procedures

Staff Comment No. 1:

In future filings, please revise to clarify that the scope of the evaluation and disclosures covers each collective investment fund individually, as well as the registrant as a whole. Reference is made to Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections, which can be found at the following location http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. In addition, please also include a statement that the principal executive officer and the principal financial officer

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

September 9, 2011

certifications are applicable to the registrant and each collective investment fund. Where applicable, this comment also applies to your Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011.

Collective Trust’s Response No. 1:

The Collective Trust will revise its disclosure regarding controls and procedures in future filings in response to the staff’s comment. Had such revisions been made to the Form 10-K, the controls and procedures disclosure in the Form 10-K would have been as follows:

“Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures: Under the supervision and with the participation of the Collective Trust’s Principal Executive Officer and Principal Financial Officer, the Collective Trust conducted an evaluation of the disclosure controls and procedures (as such term is defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) of the Collective Trust, each of the Funds and the Balanced Fund. Based on such evaluation, the Collective Trust’s Principal Executive Officer and Principal Financial Officer have concluded that such disclosure controls and procedures were effective as of December 31, 2010.

Management’s Report on Internal Control Over Financial Reporting: The Collective Trust’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) for the Collective Trust, each of the Funds and the Balanced Fund. Under the supervision and with the participation of management, including the Principal Executive Officer and Principal Financial Officer of the Collective Trust, the Collective Trust’s management conducted evaluations of the effectiveness of the internal control over financial reporting of the Collective Trust, each of the Funds and the Balanced Fund based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluations, the Collective Trust’s management concluded that internal control over financial reporting was effective as of December 31, 2010. The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

The certifications of the Principal Executive Officer and the Principal Financial Officer of the Collective Trust filed herewith apply to the Collective Trust, each of the Funds and the Balanced Fund.”

Securities and Exchange Commission

September 9, 2011

Note 1 – Description of the Collective Trust, pages F-148 – F-152

Staff Comment No. 2:

Please clarify how you considered Rule 3-09 and 4-08(g) of Regulation S-X in determining that financial statements and/or summarized financial data for significant investees were not required. Please note that significance should be assessed separately at each collective investment fund level.

Collective Trust’s Response No. 2:

The Collective Trust notes that no Fund owns an investment that constitutes a “significant subsidiary,” nor are the investments for the Funds accounted for using the equity method of accounting, and therefore Rules 3-09 and 4-08(g) of Regulation S-X are inapplicable.

Rule 3-09(a) of Regulation S-X provides in relevant part as follows: “If any of the conditions set forth in [the definition of “significant subsidiary”] are met for a majority-owned subsidiary not consolidated by the registrant . . . separate financial statements of such subsidiary shall be filed.” Rule 4-08(g) provides a similar requirement with respect to 50 percent-or-less owned persons that constitute “significant subsidiaries.” The term “significant subsidiary” is defined in Rule 1-02(w) as a “subsidiary, including its subsidiaries” which meet any of the conditions specified in such rule. The term “subsidiary” is defined in Rule 1-02(x) as “an affiliate controlled by such person” and the term “affiliate” is defined in Rule 1-02(b) as “a person that . . . controls, or is controlled by, or is under common control with, the person specified.” Finally, the term “control” is defined in Rule 1-02(g) as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person. . .”

The Funds do not have the power to direct or cause the direction of the management and policies of nonaffiliated collective investment funds or operating companies in which they invest.1 Therefore, the Funds do not have “control” over such investments, such investments cannot constitute “affiliates,” “subsidiaries” or “significant subsidiaries,” and Rules 3-09 and 4-08(g) are inapplicable.

Rule 3-09(a) of Regulation S-X also provides that separate financial statements must be filed for “a 50 percent-or-less-owned person accounted for by the equity method either by the registrant or a subsidiary of the registrant.” Rule 4-08(g) contains similar language. The “equity method” is a method of accounting by which an equity investment is initially recorded at cost and subsequently adjusted to reflect the investor’s share of the

[1]

One of the Funds, the Balanced Fund, invests exclusively in non-voting units of other Funds of the Collective Trust. Financial statements are presented for the Funds in which the Balanced Fund invests.

Securities and Exchange Commission

September 9, 2011

net assets of the investee. By contrast, the Collective Trust uses the “fair value method” of accounting for the investments of the Funds. Therefore, Rules 3-09 and 4-08(g) are inapplicable to the Collective Trust.

FORM 10-Q FOR THE PERIODS ENDED MARCH 31, 2011 AND JUNE 30, 2011

Schedule of Investments

Staff Comment No. 3:

Tell us how you complied with paragraph 946-205-45-1 of the FASB Accounting Standards Codification in determining whether to present the Schedule of Investments for each quarter end.

Collective Trust’s Response No. 3:

Item 1 of Form 10-Q requires registrants to provide the information required by Rule 10-01 of Regulation S-X. Rule 10-01(a)(6) states that “[d]etailed schedules otherwise required by this regulation may be omitted for purposes of preparing interim financial statements.” Accordingly, Rule 10-01 does not require a registrant to include in interim financial statements the schedules provided for in Article 12 of Regulation S-X, and the schedules of investments may be omitted from the Collective Trust’s Form 10-Q.

The Collective Trust notes that Article 12 of Regulation S-X prescribes the form and content of a registrant’s financial statement schedules. Rule 12-01 provides that Article 12 is only applicable when such schedules are required by Rule 5-04 (applicable to commercial and industrial companies), Rule 6-10 (applicable to registered investment companies), Rule 6A-05 (applicable to employee stock purchase, savings and similar plans) or Rule 7-05 (applicable to insurance companies). The Collective Trust is not a type of entity to which any of the foregoing rules are applicable.

The Collective Trust does not believe that the FASB Codification suggests a contrary conclusion in the context of interim financial statements. We note, however, that the Collective Trust includes full schedules of investments in annual financial statements.

*  *  *  *  *

Securities and Exchange Commission

September 9, 2011

Provided herewith is a supplemental letter from Randal Rein, the Principal Financial Officer of the Collective Trust, acknowledging, on behalf of the Collective Trust, the matters set forth in the penultimate paragraph of the Comment Letter.

If you wish to discuss the matters set forth herein, please feel free to contact me at (312) 853-7324.

Sincerely,

/s/ Andrew H. Shaw

Andrew H. Shaw

Enclosures

cc:	Randal Rein, Principal Financial Officer

Northern Trust Investments, Inc.

50 South LaSalle Street

Chicago, Illinois 60603

September 9, 2011

VIA EDGAR & EMAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Bar Association Members / Northern Trust Collective Trust

Form 10-K for the year ended December 31, 2010, filed on March 18, 2011

File No. 033-50080

Ladies and Gentlemen:

On behalf of the American Bar Association Members / Northern Trust Collective Trust (the “Collective Trust”), pursuant to the request contained in the staff’s comment letter dated August 29, 2011, with respect to the Collective Trust’s Form 10-K for the year ended December 31, 2010 and Form 10-Q for the periods ended March 31, 2011 and June 30, 2011 (collectively, the “Filings”), the Collective Trust acknowledges that:

•	the Collective Trust is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•

the Collective Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this matter, please contact Andrew H. Shaw of Sidley Austin LLP, counsel to the Collective Trust, at (312) 853-7324.

*        *        *

Very truly yours,

AMERICAN BAR ASSOCIATION MEMBERS / NORTHERN TRUST COLLECTIVE TRUST

By:	/s/ Randal Rein
	Name:	Randal Rein
	Title:	Principal Financial Officer

Acknowledgement Letter